November 3, 2023
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Eiko Yaoita Pyles
    Andrew Blume
Re:    Harmonic Inc.
Form 10-K for the fiscal year ended December 31, 2022
Filed February 28, 2023
File No. 000-25826
Ladies and Gentlemen:

On behalf of Harmonic Inc. (the “Company”), we are responding to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in its letter dated October 23, 2023, to Walter Jankovic, the Company’s Chief Financial Officer, regarding the above referenced Form 10-K (the “Form 10-K”) filed on February 28, 2023 (File No. 000-25826).
In this letter, we have recited the comment from the staff in bold and italicized type and have followed each comment with the Company's response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
Form 10-K for the fiscal year ended December 31, 2022

Notes to Consolidated Financial Statements
Note 4: Revenue, page 60

1.We note your response to prior comment 5. Your disclosures on page 36 indicate that the "Appliance and integration" revenue category "includes hardware, licenses and professional services" and that the "SaaS and service" revenue category "includes usage fees for our SaaS platform and support services." We further note that management makes several references to hardware, software, and SaaS revenues during the second quarter 2023 earnings call. Please tell us your consideration of separately disclosing revenues related to your hardware, software, and service offerings or similar categories. In doing so, identify all specific revenues categories regularly provided to your chief operating decision maker. In addition to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91, also see ASC 280-10-50-40.
Harmonic Inc. 2590 Orchard Parkway, San Jose, CA 95131 T +1 408 542 2500 F +1 408 542 2511 harmonicinc.com

The Company respectfully advises the Staff that it has considered the guidance under ASC 606-10-50-5, ASC 606-10-55-89 through 55-91 and ASC 280-10-50-40. Accordingly, the Company will enhance the footnotes to the consolidated financial statements in its future filings, beginning with the Company’s quarterly report on Form 10-Q for the three and nine months ending September 29, 2023, to contain additional quantitative disclosure of total revenues disaggregated by type.

Disclosure included in Note 10, "Segment Information" of the Notes to the Consolidated Financial Statements on page 16 of the Company's Form 10-Q for the Quarterly Period Ended September 29, 2023.

Disaggregation of Revenues
The following table provides a summary of total revenues disaggregated by type:

	Three Months Ended		Nine Months Ended
(in thousands)	September 29, 2023	September 30, 2022	September 29, 2023	September 30, 2022
Product sales	$76,133	$105,602	$283,551	$313,390
Professional services	8,627	10,839	27,130	37,903
Total Appliance and integration	84,760	116,441	310,681	351,293
SaaS	12,540	8,862	37,707	24,168
Support services	29,903	30,435	92,427	85,162
Total SaaS and services	42,443	39,297	130,134	109,330
Total revenue	$127,203	$155,738	$440,815	$460,623
*****
Please direct your any questions or comments with respect to the Company's responses to me at (408) 490-6063. Thank you for your assistance.

Very truly yours,

/s/ Timothy Chu

Timothy Chu
General Counsel, SVP HR and Corporate Secretary

cc:	Patrick Harshman, Harmonic Inc.
Walter Jankovic, Harmonic Inc.

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew S. Gillman, Wilson Sonsini Goodrich & Rosati, P.C.

Harmonic Inc. 2590 Orchard Parkway, San Jose, CA 95131 T +1 408 542 2500 F +1 408 542 2511 harmonicinc.com